EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-101185, Form S-3 No. 333-99409, Form S-3 No. 333-68938, Form S-3 No. 333-93897, Form S-8 No. 333-82471, Form S-8 No. 333-64313, Form S-8 No. 333-63919) of our reports dated February 5, 2004, with respect to the consolidated financial statements and schedule of Simon Property Group, Inc. included in and/or incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 2003.

ERNST & YOUNG LLP

Indianapolis, Indiana
March 9, 2004